Exhibit 12.1

CCO HOLDINGS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Earnings

Gain (Loss) from Operations before Noncontrolling Interest and Income Taxes	$(17)	$63	$22	$44
Fixed Charges	227	204	432	399

Total Earnings	$210	$267	$454	$443

Fixed Charges
Interest Expense	$145	$198	$340	$387
Interest Expense included within Reorganization Items, Net	75	-	78	-
Amortization of Debt Costs	5	4	10	8
Interest Element of Rentals	2	2	4	4

Total Fixed Charges	$227	$204	$432	$399

Ratio of Earnings to Fixed Charges (1)	-	1.31	1.05	1.11

(1) Earnings for the three months ended June 30, 2009 were insufficient to cover fixed charges by $17 million. As a result of such deficiency, the ratio is not presented above.